Amending Letters Patent	Lettres patentes modificatives

Insurance Companies Act	Loi sur les sociétés d’assurances

Pursuant to subsection 225(1) of the Insurance Companies Act, the Secretary of State (International Financial Institutions), on behalf of the Minister of Finance, declares that	En vertu du paragraphe 225(1) de la Loi sur les sociétés d’assurances, le secrétaire d’État (Institutions financières internationales), au nom du ministre des Finances, statue que

(a) the name of Sun Life Financial Services of Canada Inc. is changed to, in English, Sun Life Financial Inc. and, in French, Financière Sun Life inc.; and	a)	la dénomination sociale de Financière Sun Life du Canada inc. est changée à celle de, en français, Financière Sun Life inc. et, en anglais, Sun Life Financial Inc.;

(b) these letters patent are effective July 2, 2003.	b)	les présentes lettres patentes entrent en vigueur le juillet 2, 2003.

Date: June 27, 2003	Date: 27 juin 2003

Secretary of State
(International Financial Institutions)
Le secrétaire d’État
(Institutions financières internationales)